

February 28, 2014

Via E-Mail
Mr. Yijun Hu
Chief Executive Officer
Hengyi International Industries Group, Inc.
No. 1 Xinhua Road, He Ping District
Tianjin City, China 300021

> **Re: Hengyi International Industries Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 6, 2013**
> **Response dated February 24, 2014**
> **File No. 000-54603**

Dear Mr. Hu:

We have reviewed your response dated February 24, 2014, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed December 6, 2013

1. We note that your response letter dated February 24, 2014 included several representations that appear to be made by your outside counsel since the response letter is signed by your counsel and appears on your counsel's letterhead. As previously requested, please provide a written statement from the company's management acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.


Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief


Cc: Yue Cao, Esq.
        Eaton & Van Winkle LLP